Salomon Brothers Emerging Markets Floating Rate Fund Inc.


Sub-Item 77C (Proxy Statement)

Registrant incorporates by reference Registrant's DEFA 14A dated September 27, 2005 filed on September 27, 2005.
(Accession No. 0001193125-05-192361)


On October 21, 2005, a Special Meeting of Shareholders was held to approve a new management agreement. The following table provides the number of votes cast for and against, as well as the number of abstentions and broker non-votes as to each matter voted on at the Special Meeting of Shareholders.

                                                               Broker
Item Voted On             Votes For  Votes Against Abstentions Non-Votes
New Management Agreement  1,856,834  249,120       103,256        -